UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Reckson Associates Realty Corp.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

75621K106

(CUSIP Number)

Louise Guarneri

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75621K106	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse, on behalf of the Investment Banking division
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5.
	8	SHARED VOTING POWER See Item 5.
	9	SOLE DISPOSITIVE POWER See Item 5.
	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK, HC

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on October 11, 2006 (the "Schedule 13D" and, as amended by this Amendment No. 1, the "Statement"), with respect to the Common Stock, $.01 par value (the "Shares"), of Reckson Associates Realty Corp., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 625 Reckson Plaza, Uniondale, NY 11556. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”) (the “Reporting Person”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The address of CS Hldgs USA Inc’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), which is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

CS USA Inc owns all of the voting stock of Credit Suisse Capital Holdings, Inc. (“CS Cap Hldgs Inc”), a Delaware corporation and holding company. CS Cap Hldgs Inc is the sole member of Credit Suisse Capital LLC (“CS Cap LLC”), a Delaware limited liability company and a registered over-the-counter derivatives dealer that transacts over-the-counter derivative contracts with corporate clients, high-net worth individuals and affiliates. The address of the principal business and office of each of CS Cap Hldgs Inc and CS Cap LLC is Eleven Madison Avenue, New York, New York 10010.

The Bank owns all the voting stock of Credit Suisse (International) Holding AG (“CS Int Hldg AG”), a Swiss company. CS Int Hldg AG acts as a holding company for certain subsidiaries of the Investment Banking division in Europe, and since December 1996, in the Pacific region. The address of the principal business and office of CS Int Hldg AG is Bahnhofstrasse 17, P.O. Box 234, CH 6301 Zug, Switzerland.

CS Int Hldg AG owns all of the voting equity of Credit Suisse Investments (UK) (“CS Inv UK”), a UK limited liability company that acts as an investment holding company for the UK interests of the

Investment Banking division. The address of the principal business and office of CS Inv UK is One Cabot Square, London E14 4QJ, UK.

Credit Suisse Investment Holdings (UK) (“CS Inv Hldgs UK”) is a UK limited liability company that acts as a holding company for the UK interests of the Investment Banking division. CS Inv UK holds a majority of CS Inv Hldgs UK’s equity; CS Int Hldg AG holds the remaining equity. The address of the principal business and office of CS Inv Hldgs UK is One Cabot Square, London E14 4QJ, UK.

CS Inv Hldgs UK holds all of the voting stock of Credit Suisse Securities (Europe) Limited (“CS Sec Eur Ltd”), a UK limited liability company. CS Sec Eur Ltd is a UK broker-dealer whose principal business is international securities underwriting and trading and corporate advisory services. The address of the principal business and office of CS Sec Eur Ltd is One Cabot Square, London E14 4QJ, UK.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the “Winterthur division”). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the “Asset Management division”) and the Private Banking division (the “Private Banking division”). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Statement to beneficially own Shares held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of Shares held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC, CS Sec USA LLC, CS Int Hldg AG, CS Inv UK, CS Inv

Hldgs UK and CS Sec Eur Ltd are set forth on Schedules A-1 through A-10 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC, CS Sec USA LLC, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK nor CS Sec Eur Ltd nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-10 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•

CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•

CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved an SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•

CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•	CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•	CSFB LLC is permanently restrained and enjoined from violating Sections 15(e) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amounts of Funds.

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The aggregate consideration (exclusive of commissions) paid by CS Cap LLC, CS Sec USA LLC and CS Sec Eur Ltd for the acquisitions of the Shares and the Reckson Operating Partnership, L.P. Bonds each representing 0.0246124 Shares on an as-converted basis (the “Bonds”) (described in Item 5(a)) are as follows: CS Cap LLC paid USD 68,247,394 for the acquisitions of the Shares. CS Sec USA LLC paid USD 41,649,495 for the acquisitions of the Shares. CS Sec Eur Ltd paid USD 6,813,153 for the acquisitions of the Shares and USD 7,523,072 for the acquisitions of the Bonds.

The funds used by CS Cap LLC, CS Sec USA LLC and CS Sec Eur Ltd to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph of the previous response in its entirety and replacing it with the following:

CS Cap LLC acquired 829,285 Shares for hedging purposes. CS Sec USA LLC acquired 6,392 Shares for customer facilitation purposes, 6,795 Shares for hedging purposes, 60,332 Shares as part of index arbitrage trading strategies, 900,000 Shares as part of risk arbitrage trading strategies and 4,100 Shares as part of statistical arbitrage trading strategies. CS Sec Eur Ltd acquired 160,000 Shares as part of index arbitrage trading strategies. CS Sec Eur Ltd acquired 7,125,000 Bonds for hedging purposes.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)           As of November 20, 2006, the Reporting Person may be deemed to beneficially own an aggregate of 2,142,267 Shares, consisting of 1,966,904 Shares and 7,125,000 Bonds. CS Cap LLC directly holds 829,285 Shares. CS Sec USA LLC directly holds 977,619 Shares. CS Sec Eur Ltd directly holds 160,000 Shares and 7,125,000 Bonds.

Credit Suisse International ("CS Int"), a UK bank that structures and trades over-the-counter derivative products linked to interest rates, equities, foreign exchange and credit, directly held 1,694,700 Shares as reported in the orignal Schedule 13D. As of the date of this filing, CS Int holds no Shares.

Accordingly, the Reporting Person may be deemed to beneficially own 2.6% of the outstanding Shares.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC, CS Sec USA LLC, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK nor CS Sec Eur Ltd nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-10 attached hereto, beneficially owns any additional Shares or Bonds.

(b)           With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Shares and Bonds referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares and Bonds among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC, CS Sec USA LLC, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK and CS Sec Eur Ltd.

(c)           Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares and Bonds effected by the Reporting Person and its subsidiaries during the period beginning October 4, 2006 and ending November 20, 2006, inclusive.

(d)           No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the Shares or Bonds beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC, CS Sec USA LLC, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK or CS Sec Eur Ltd.

(e)           The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares as of November 14, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2006

CREDIT SUISSE, on behalf of the INVESTMENT BANKING division.
By:	/s/ Louise Guarneri
Name: Louise Guarneri Title: Director

SCHEDULE A - 1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Human Resources	United States
Don Callahan	Eleven Madison Avenue New York, NY 10010 USA	Investment Banking Division Client Coverage Stategy	United States
Phil Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Information Technology	United States
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Investment Banking Division and Chairman of the Investment Banking Management Committee	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of the Equity Division	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Head of Alternative Investments	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking, Head of the Global Mergers and Acquisitions Group	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of the Fixed Income Division	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Senior Finance Officer of the Investment Banking Division	United States
Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategy Implementation and Expense Management	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Global Corporate and Investment Banking Division	United States
Ken Weiner	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Operational Risk Management	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Americas Region	United States

SCHEDULE A - 2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and directior of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

SCHEDULE A - 3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

SCHEDULE A - 4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL HOLDINGS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital Holdings, Inc. The business address of Credit Suisse Capital Holdings, Inc. is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Mananging Director and Board Member	United States
Robert E. Griffith	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Jason P. Manske	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Philip S. Vasan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Chief Executive Officer and Board Member	United States

SCHEDULE A - 5

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital LLC. The business address of Credit Suisse Capital LLC is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Maria Chiodi	One Madison Avenue New York, NY 10010 USA	General Counsel	United States
John F. Clark	Eleven Madison Avenue New York, NY 10010 USA	Board Manager and Chief Operating Officer	United States
Jason P. Manske	Eleven Madison Avenue New York, NY 10010 USA	President, Managing Director and Board Manager	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Board Manager and Chief Financial Officer	United States
Sudip V. Thakor	Eleven Madison Avenue New York, NY 10010 USA	Mananging Director and Board Manager	United States
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Chief Executive Officer and Board Manager	United States

SCHEDULE A - 6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Manager	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Manager	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Manager	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

SCHEDULE A - 7

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (INTERNATIONAL) HOLDING AG

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (International) Holding AG. The business address of Credit Suisse (International) Holding AG is Bahnhofstrasse 17, P.O. Box 234, CH 6301 Zug, Switzerland.

Name	Business Address	Title	Citizenship
Christian Gell	Uetliberstrasse 231 Zurich, Switzerland	President of the Board	Austria
Hans Ulrich Muller	Weltpoststrasse 5 Bern, Switzerland	Board Member	Switzerland
Agnes F. Reicke	Uetlibergstrasse 231 Zurich, Switzerland	Director	Switzerland
Christian Schmid	Brandschenkestrasse 25 Zurich, Switzerland	Board Member	Switzerland
Markus Sunitsch	Uetlibergstrasse 231 Zurich, Switzerland	Board Member	Switzerland

SCHEDULE A - 8

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE INVESTMENTS (UK)

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Investments (UK). The business address of Credit Suisse Investments (UK) is One Cabot Square, London E14 4QJ, UK.

Name	Business Address	Title	Citizenship
Kevin J. Burrowes	One Cabot Square London, Great Britain	Board Member	Great Britain
Paul E. Hare	One Cabot Square London, Great Britain	Secretary	Great Britain
Costas P. Michaelides	One Cabot Square London, Great Britain	Director	United States
Kevin Lester Studd	One Cabot Square London, Great Britain	Director	Great Britain

SCHEDULE A - 9

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE INVESTMENT HOLDINGS (UK)

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Investment Holdings (UK). The business address of Credit Suisse Investment Holdings (UK) is One Cabot Square, London E14 4QJ, UK.

Name	Business Address	Title	Citizenship
Kevin J. Burrowes	One Cabot Square London, Great Britain	Board Member	Great Britain
Paul E. Hare	One Cabot Square London, Great Britain	Secretary	Great Britain
Costas P. Michaelides	One Cabot Square London, Great Britain	Director	United States
Kevin Lester Studd	One Cabot Square London, Great Britain	General Counsel	Great Britain

SCHEDULE A - 10

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (EUROPE) LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (Europe) Limited. The business address of Credit Suisse Securities (Europe) Limited is One Cabot Square, London E14 4QJ, UK.

Name	Business Address	Title	Citizenship
Jeremy Bennett	One Cabot Square London, Great Britain	Managing Director	Great Britain
Stephen Dainton	One Cabot Square London, Great Britain	Managing Director	Great Britain
Gael de Boissard	One Cabot Square London, Great Britain	Managing Director	France
Renato Fassbind	Paradeplatz 8 Zurich, Switzerland	Director	Switzerland
Tobias Guldimann	Paradeplatz 8 Zurich, Switzerland	Director	Switzerland
Paul E. Hare	One Cabot Square London, Great Britain	Company Secretary	Great Britain
Hamish Leslie-Melville	17 Columbus Courtyard London, Great Britain	Managing Director	Great Britain
David Mathers	One Cabot Square London, Great Britain	Managing Director	Great Britain
Marco Mazzucchelli	17 Columbus Courtyard London, Great Britain	Director	Italy
Costas P. Michaelides	One Cabot Square London, Great Britain	Director	United States

SCHEDULE B

The following table lists all trades effected by the indicated entity in the Shares and Bonds during the period beginning October 4, 2006 and ending November 20, 2006, inclusive. All trades were effected in ordinary trading on the indicated exchange.

Date	Entity	Buy/Sell	Quantity	Security	Price	CCY	Exchange

10/4/2006	CS Sec USA LLC	Sell	100	Shares	42	.91 USD	New York Stock Exchange
10/4/2006	CS Sec USA LLC	Buy	200	Shares	42	.94 USD	New York Stock Exchange
10/4/2006	CS Sec USA LLC	Buy	100	Shares	42	.99 USD	New York Stock Exchange
10/4/2006	CS Sec USA LLC	Buy	39	Shares	42	.93 USD	New York Stock Exchange
10/5/2006	CS Sec USA LLC	Sell	56	Shares	43	.31 USD	New York Stock Exchange
10/5/2006	CS Sec USA LLC	Sell	150	Shares	43	.28 USD	New York Stock Exchange
10/6/2006	CS Sec USA LLC	Sell	100	Shares	43	.28 USD	New York Stock Exchange
10/6/2006	CS Sec USA LLC	Buy	192	Shares	43	.24 USD	New York Stock Exchange
10/6/2006	CS Sec USA LLC	Buy	220	Shares	43	.24 USD	New York Stock Exchange
10/6/2006	CS Sec USA LLC	Sell	100	Shares	43	.29 USD	New York Stock Exchange
10/6/2006	CS Sec USA LLC	Buy	400	Shares	43	.29 USD	New York Stock Exchange
10/6/2006	CS Sec USA LLC	Buy	300	Shares	43	.32 USD	New York Stock Exchange
10/6/2006	CS Sec USA LLC	Buy	14	Shares	43	.26 USD	New York Stock Exchange
10/10/2006	CS Sec USA LLC	Buy	1	Shares	43	.25 USD	New York Stock Exchange
10/10/2006	CS Sec USA LLC	Sell	14	Shares	43	.42 USD	New York Stock Exchange
10/11/2006	CS Sec USA LLC	Sell	2,600	Shares	43	.27 USD	New York Stock Exchange
10/11/2006	CS Sec USA LLC	Buy	14	Shares	43	.35 USD	New York Stock Exchange
10/11/2006	CS Sec USA LLC	Sell	300	Shares	43	.24 USD	New York Stock Exchange
10/11/2006	CS Sec USA LLC	Sell	1,280	Shares	43	.34 USD	New York Stock Exchange
10/11/2006	CS Sec USA LLC	Buy	1,280	Shares	43	.09 USD	New York Stock Exchange
10/11/2006	CS Sec USA LLC	Sell	100	Shares	43	.28 USD	New York Stock Exchange
10/11/2006	CS Sec USA LLC	Sell	300	Shares	43	.25 USD	New York Stock Exchange
10/11/2006	CS Sec USA LLC	Sell	2,800	Shares	43	.26 USD	New York Stock Exchange
10/11/2006	CS Sec USA LLC	Sell	300	Shares	43	.26 USD	New York Stock Exchange
10/12/2006	CS Sec USA LLC	Buy	1,000	Shares	43	.50 USD	New York Stock Exchange
10/13/2006	CS International	Buy	64,400	Shares	43	.61 USD	OTC
10/13/2006	CS Sec USA LLC	Buy	80,000	Shares	43	.60 USD	New York Stock Exchange
10/16/2006	CS International	Buy	100,000	Shares	43	.73 USD	OTC
10/16/2006	CS Sec USA LLC	Sell	100	Shares	43	.75 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Sell	1,100	Shares	43	.70 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Buy	26,004	Shares	43	.70 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Buy	4,400	Shares	43	.72 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Buy	600	Shares	43	.71 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Buy	100	Shares	43	.80 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Sell	500	Shares	43	.71 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Buy	60,596	Shares	43	.73 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Sell	858	Shares	43	.80 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Sell	400	Shares	43	.70 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Sell	100	Shares	43	.80 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Buy	200	Shares	43	.77 USD	New York Stock Exchange
10/16/2006	CS Sec USA LLC	Sell	100	Shares	43	.70 USD	New York Stock Exchange
10/17/2006	CS Sec USA LLC	Sell	600	Shares	43	.76 USD	New York Stock Exchange
10/17/2006	CS Sec USA LLC	Buy	300	Shares	43	.70 USD	New York Stock Exchange
10/17/2006	CS Sec USA LLC	Buy	10,000	Shares	43	.75 USD	New York Stock Exchange
10/17/2006	CS Sec USA LLC	Sell	100	Shares	43	.70 USD	New York Stock Exchange
10/17/2006	CS Sec USA LLC	Sell	600	Shares	43	.71 USD	New York Stock Exchange
10/18/2006	CS Sec USA LLC	Sell	100	Shares	43	.77 USD	New York Stock Exchange
10/18/2006	CS Sec USA LLC	Sell	100	Shares	43	.71 USD	New York Stock Exchange
10/18/2006	CS Sec USA LLC	Buy	10,000	Shares	43	.77 USD	New York Stock Exchange
10/18/2006	CS Sec USA LLC	Buy	500	Shares	43	.70 USD	New York Stock Exchange
10/19/2006	CS Sec USA LLC	Buy	200	Shares	43	.72 USD	New York Stock Exchange
10/19/2006	CS Sec USA LLC	Sell	200	Shares	43	.69 USD	New York Stock Exchange
10/19/2006	CS Sec USA LLC	Buy	50,000	Shares	43	.65 USD	New York Stock Exchange
10/19/2006	CS Sec USA LLC	Sell	6	Shares	43	.75 USD	New York Stock Exchange
10/20/2006	CS Sec USA LLC	Buy	8,200	Shares	43	.63 USD	New York Stock Exchange
10/20/2006	CS Sec USA LLC	Buy	100	Shares	43	.64 USD	New York Stock Exchange
10/20/2006	CS Sec USA LLC	Buy	4,800	Shares	43	.61 USD	New York Stock Exchange
10/23/2006	CS Sec USA LLC	Sell	100	Shares	43	.83 USD	New York Stock Exchange
10/23/2006	CS Sec USA LLC	Buy	1	Shares	43	.62 USD	New York Stock Exchange
10/24/2006	CS Sec USA LLC	Sell	105	Shares	43	.87 USD	New York Stock Exchange
10/25/2006	CS International	Sell	198,300	Shares	43	.87 USD	OTC
10/25/2006	CS Sec USA LLC	Buy	50,000	Shares	43	.89 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Buy	50,000	Shares	43	.89 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Sell	50,000	Shares	43	.89 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Sell	400	Shares	43	.89 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Sell	100	Shares	43	.97 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Sell	11,847	Shares	43	.89 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Sell	17,153	Shares	43	.87 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Sell	200	Shares	43	.90 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Sell	1,000	Shares	43	.88 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Sell	19,400	Shares	43	.90 USD	New York Stock Exchange
10/25/2006	CS Sec USA LLC	Sell	50,000	Shares	43	.89 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.01 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	13,004	Shares	43	.99 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	2,400	Shares	43	.99 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Buy	39,900	Shares	44	.02 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	39,900	Shares	44	.02 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Buy	39,900	Shares	44	.02 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	103	Shares	44	.01 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Buy	103	Shares	44	.01 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	13,500	Shares	44	.01 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	6,679	Shares	44	.09 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	121	Shares	44	.10 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	200	Shares	44	.06 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.10 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.10 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.10 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.08 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.12 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	200	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.08 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.08 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	200	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	200	Shares	44	.10 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.10 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	200	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.12 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.10 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	200	Shares	44	.09 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	400	Shares	44	.11 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	200	Shares	44	.08 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	500	Shares	44	.05 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	100	Shares	44	.07 USD	New York Stock Exchange
10/26/2006	CS Sec USA LLC	Sell	39,900	Shares	44	.02 USD	New York Stock Exchange
10/27/2006	CS Sec USA LLC	Buy	100,000	Shares	44	.05 USD	New York Stock Exchange
10/27/2006	CS Sec USA LLC	Sell	100,000	Shares	44	.05 USD	New York Stock Exchange
10/27/2006	CS Sec USA LLC	Buy	100,000	Shares	44	.05 USD	New York Stock Exchange
10/27/2006	CS Sec USA LLC	Sell	9,567	Shares	44	.05 USD	New York Stock Exchange
10/27/2006	CS Sec USA LLC	Sell	21,996	Shares	44	.04 USD	New York Stock Exchange
10/27/2006	CS Sec USA LLC	Sell	14,500	Shares	44	.07 USD	New York Stock Exchange
10/27/2006	CS Sec USA LLC	Sell	53,833	Shares	44	.05 USD	New York Stock Exchange
10/27/2006	CS Sec USA LLC	Sell	200	Shares	44	.05 USD	New York Stock Exchange
10/27/2006	CS Sec USA LLC	Sell	100,000	Shares	44	.05 USD	New York Stock Exchange
10/30/2006	CS Sec USA LLC	Sell	100	Shares	43	.85 USD	New York Stock Exchange
10/30/2006	CS Sec USA LLC	Buy	1	Shares	43	.84 USD	New York Stock Exchange
10/31/2006	CS International	Sell	100,000	Shares	44	.05 USD	OTC
10/31/2006	CS Sec USA LLC	Buy	100,000	Shares	43	.98 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	800	Shares	44	.00 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	62,494	Shares	43	.98 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	100	Shares	44	.00 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	1,300	Shares	43	.99 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	100	Shares	43	.99 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	300	Shares	43	.99 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	100,000	Shares	43	.98 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	100,000	Shares	43	.98 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	3,500	Shares	44	.00 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	300	Shares	44	.00 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	95	Shares	44	.08 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	2,375	Shares	44	.05 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	1,800	Shares	44	.00 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	200	Shares	44	.07 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	200	Shares	44	.04 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	32,706	Shares	43	.98 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	325	Shares	44	.07 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	105	Shares	44	.06 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Buy	400	Shares	43	.99 USD	New York Stock Exchange
10/31/2006	CS Sec USA LLC	Sell	100,000	Shares	43	.98 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Buy	41,400	Shares	44	.02 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Buy	41,400	Shares	44	.02 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	41,400	Shares	44	.02 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Buy	4,316	Shares	44	.16 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	1,876	Shares	44	.14 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	700	Shares	44	.18 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	605	Shares	44	.04 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Buy	900	Shares	44	.09 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	800	Shares	44	.15 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	1,600	Shares	44	.15 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Buy	5,884	Shares	44	.12 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	2,300	Shares	44	.13 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	3,699	Shares	44	.08 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	3	Shares	44	.17 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	9,600	Shares	44	.01 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Buy	5	Shares	43	.99 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Buy	5	Shares	44	.20 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	24,477	Shares	44	.02 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	700	Shares	44	.00 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	900	Shares	44	.02 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	800	Shares	44	.03 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Buy	2,300	Shares	44	.03 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	4,600	Shares	44	.01 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	1,625	Shares	44	.02 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Buy	3	Shares	44	.17 USD	New York Stock Exchange
11/1/2006	CS Sec USA LLC	Sell	41,400	Shares	44	.02 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Buy	58,600	Shares	43	.82 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	904	Shares	43	.77 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Buy	100	Shares	43	.65 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	400	Shares	43	.81 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	30,898	Shares	43	.82 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	3,966	Shares	43	.86 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Buy	4,731	Shares	43	.90 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Buy	1,100	Shares	44	.00 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	1,050	Shares	43	.96 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	6,000	Shares	43	.83 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	58,600	Shares	43	.82 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Buy	58,600	Shares	43	.82 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	361	Shares	43	.79 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	19,118	Shares	43	.83 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Buy	4,666	Shares	43	.94 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	5,181	Shares	43	.86 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	2,700	Shares	43	.80 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	1,500	Shares	43	.61 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Buy	2,500	Shares	43	.62 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	398	Shares	43	.98 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	100	Shares	43	.87 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	1,800	Shares	43	.76 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Buy	1,900	Shares	43	.65 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	100	Shares	43	.66 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	100	Shares	43	.59 USD	New York Stock Exchange
11/2/2006	CS Sec USA LLC	Sell	58,600	Shares	43	.82 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Sell	500	Shares	43	.71 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Sell	700	Shares	43	.69 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Sell	2,292	Shares	43	.73 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Buy	1,792	Shares	43	.69 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Buy	1,000	Shares	43	.73 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Sell	100	Shares	43	.83 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Sell	200	Shares	43	.74 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Sell	400	Shares	43	.69 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Sell	1,326	Shares	43	.61 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Buy	2,400	Shares	43	.71 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Buy	786	Shares	43	.52 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Sell	2,200	Shares	43	.59 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Sell	1,000	Shares	43	.65 USD	New York Stock Exchange
11/3/2006	CS Sec USA LLC	Buy	4	Shares	43	.66 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	8,665	Shares	43	.70 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	600	Shares	43	.69 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	300	Shares	43	.74 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	3,689	Shares	43	.70 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	9,600	Shares	43	.68 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	600	Shares	43	.68 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	200	Shares	43	.71 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	4,400	Shares	43	.70 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	2,400	Shares	43	.69 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	800	Shares	43	.73 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	7,411	Shares	43	.72 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	8,700	Shares	43	.69 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	7	Shares	43	.50 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	400	Shares	43	.67 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	519	Shares	43	.61 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	6	Shares	43	.62 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	19,735	Shares	43	.70 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	1,700	Shares	43	.66 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	800	Shares	43	.67 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	1,200	Shares	43	.68 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	100	Shares	43	.72 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	1,200	Shares	43	.70 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	2,100	Shares	43	.69 USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	100	Shares	43	.75 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	4,603	Shares	43	.63 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Buy	5,000	Shares	43	.66 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	3,600	Shares	43	.62 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Buy	1,000	Shares	43	.65 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	1,000	Shares	43	.64 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	300	Shares	43	.60 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	2,200	Shares	43	.66 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Buy	4,903	Shares	43	.64 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	21	Shares	43	.60 USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Buy	2	Shares	43	.52 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Sell	1,800	Shares	43	.48 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Sell	1,612	Shares	43	.48 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	27,600	Shares	43	.48 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	1,104	Shares	43	.49 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	100	Shares	43	.51 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	100	Shares	43	.52 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Sell	200	Shares	43	.57 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Sell	600	Shares	43	.54 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	900	Shares	43	.52 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Sell	200	Shares	43	.53 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	1,858	Shares	43	.48 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Sell	500	Shares	43	.54 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Sell	200	Shares	43	.56 USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	1	Shares	43	.55 USD	New York Stock Exchange
11/9/2006	CS International	Sell	153,800	Shares	43	.88 USD	OTC
11/9/2006	CS Sec USA LLC	Buy	100	Shares	43	.58 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	400	Shares	43	.89 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	9,398	Shares	43	.76 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	10,431	Shares	43	.84 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	300	Shares	43	.75 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	1,400	Shares	43	.90 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	8,303	Shares	43	.69 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	2,400	Shares	43	.77 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	300	Shares	43	.53 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	100	Shares	43	.54 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	400	Shares	43	.80 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	2,600	Shares	43	.63 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	3,000	Shares	43	.79 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	6,300	Shares	43	.79 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	200	Shares	43	.55 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	4,397	Shares	43	.69 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	900	Shares	43	.91 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	22,233	Shares	43	.75 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	2,500	Shares	43	.83 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	9,800	Shares	43	.76 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	300	Shares	43	.50 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	2,900	Shares	43	.90 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	8,600	Shares	43	.91 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	300	Shares	43	.92 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	1,900	Shares	43	.90 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	800	Shares	43	.90 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	4,100	Shares	43	.90 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	400	Shares	43	.91 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	1,100	Shares	43	.90 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	7,000	Shares	43	.91 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	1,800	Shares	43	.88 USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	200	Shares	43	.90 USD	New York Stock Exchange
11/10/2006	CS International	Sell	338,300	Shares	44	.00 USD	OTC
11/10/2006	CS Sec USA LLC	Sell	100	Shares	43	.98 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	2,100	Shares	43	.95 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	700	Shares	43	.90 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	600	Shares	43	.91 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	2,900	Shares	43	.99 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	9,300	Shares	43	.93 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	6,137	Shares	43	.92 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	500	Shares	43	.91 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	200	Shares	44	.04 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	800	Shares	43	.95 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	800	Shares	43	.91 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	3,463	Shares	43	.90 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	2,400	Shares	43	.97 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	100	Shares	44	.05 USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	100	Shares	44	.05 USD	New York Stock Exchange
11/13/2006	CS International	Sell	69,300	Shares	44	.39 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	100	Shares	44	.11 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	171	Shares	44	.17 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	4,050	Shares	44	.17 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	2,900	Shares	44	.14 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Buy	9,504	Shares	44	.15 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	1,100	Shares	44	.17 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	4,500	Shares	44	.15 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	1,800	Shares	44	.17 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	200	Shares	44	.20 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Buy	3,200	Shares	44	.14 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Buy	12,296	Shares	44	.17 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	7,250	Shares	44	.18 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	100	Shares	44	.31 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	1,129	Shares	44	.23 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	4,900	Shares	44	.15 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	100	Shares	44	.36 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	700	Shares	44	.32 USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Buy	2	Shares	44	.15 USD	New York Stock Exchange
11/14/2006	CS International	Sell	20,000	Shares	44	.71 USD	OTC
11/14/2006	CS Sec USA LLC	Buy	200,000	Shares	44	.57 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	200,000	Shares	44	.57 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	200,000	Shares	44	.57 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	200	Shares	44	.50 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	128,459	Shares	44	.58 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	34,978	Shares	44	.58 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	400	Shares	44	.55 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	900	Shares	44	.64 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	15,700	Shares	44	.52 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	20,763	Shares	44	.54 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	900	Shares	44	.73 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	2	Shares	44	.60 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	142	Shares	44	.72 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	6,000	Shares	44	.69 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	1,000	Shares	44	.60 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	100	Shares	44	.52 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	200	Shares	44	.71 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	100	Shares	44	.72 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	100	Shares	44	.70 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	1	Shares	44	.49 USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	200,000	Shares	44	.57 USD	New York Stock Exchange
11/15/2006	CS International	Sell	475,000	Shares	44	.96 USD	OTC
11/15/2006	CS Sec USA LLC	Buy	75,000	Shares	44	.79 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	75,000	Shares	44	.79 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	50,000	Shares	44	.95 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	75,000	Shares	44	.79 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	50,000	Shares	44	.95 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	50,000	Shares	44	.95 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	45	.00 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,000	Shares	44	.95 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	200	Shares	44	.75 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	27,500	Shares	44	.79 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	900	Shares	44	.74 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,100	Shares	44	.82 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	67,900	Shares	44	.86 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	100	Shares	44	.99 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	600	Shares	44	.85 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	200	Shares	45	.03 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	20	Shares	44	.69 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	44	.96 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	14,600	Shares	44	.86 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	115	Shares	44	.62 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	45	.00 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,800	Shares	45	.02 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	800	Shares	45	.00 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	200	Shares	45	.02 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	13,900	Shares	44	.94 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	1	Shares	44	.60 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	50,000	Shares	44	.95 USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	75,000	Shares	44	.79 USD	New York Stock Exchange
11/16/2006	CS International	Sell	250,000	Shares	47	.14 USD	OTC
11/16/2006	CS International	Sell	250,000	Shares	47	.48 USD	OTC
11/16/2006	CS Sec USA LLC	Buy	250,000	Shares	46	.96 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	250,000	Shares	46	.96 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Buy	100	Shares	47	.90 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Buy	5,400	Shares	47	.55 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	200	Shares	47	.70 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	500	Shares	47	.90 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Buy	40,917	Shares	47	.48 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	300	Shares	47	.90 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Buy	17,583	Shares	47	.49 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	100	Shares	47	.87 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	7,800	Shares	48	.05 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	400	Shares	47	.90 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	82	Shares	47	.47 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	1,900	Shares	48	.15 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	700	Shares	47	.46 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Buy	1,900	Shares	47	.79 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Buy	76,500	Shares	47	.42 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	7,900	Shares	48	.02 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	100	Shares	47	.85 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Buy	100	Shares	48	.01 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	300	Shares	47	.88 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	300	Shares	47	.95 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Buy	200	Shares	47	.91 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Buy	1,200	Shares	47	.49 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	100	Shares	47	.84 USD	New York Stock Exchange
11/16/2006	CS Sec USA LLC	Sell	250,000	Shares	46	.96 USD	New York Stock Exchange
11/17/2006	CS International	Sell	4,400	Shares	48	.30 USD	OTC
11/17/2006	CS Sec USA LLC	Sell	5,200	Shares	48	.15 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Sell	100,000	Shares	48	.15 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	100,000	Shares	48	.15 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	800	Shares	48	.19 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	400	Shares	48	.26 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Sell	100	Shares	48	.23 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	1,600	Shares	48	.28 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Sell	63,300	Shares	48	.29 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	1,100	Shares	48	.23 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Sell	1,600	Shares	48	.25 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	75	Shares	48	.16 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	11,352	Shares	48	.20 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Sell	29,300	Shares	48	.27 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	3,125	Shares	48	.18 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	100	Shares	48	.30 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	100	Shares	48	.25 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Sell	100	Shares	48	.29 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	1,400	Shares	48	.25 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	1,200	Shares	48	.17 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Sell	2,100	Shares	48	.26 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Sell	4,800	Shares	48	.26 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	100	Shares	48	.30 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Buy	3	Shares	48	.20 USD	New York Stock Exchange
11/17/2006	CS Sec USA LLC	Sell	100,000	Shares	48	.15 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	1,200	Shares	48	.36 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	200	Shares	48	.34 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	22,300	Shares	48	.40 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Sell	300	Shares	48	.35 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Sell	200	Shares	48	.62 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	200	Shares	48	.65 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Sell	5,160	Shares	48	.26 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	100	Shares	48	.37 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Sell	200	Shares	48	.38 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	18,200	Shares	48	.38 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	1,000	Shares	48	.38 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	50,000	Shares	48	.42 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	100	Shares	48	.38 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Sell	100	Shares	48	.30 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	2,200	Shares	48	.37 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	34	Shares	48	.29 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	6,300	Shares	48	.38 USD	New York Stock Exchange
11/20/2006	CS Sec USA LLC	Buy	1,000	Shares	48	.36 USD	New York Stock Exchange